UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 11, 2008

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

November 11, 2008.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

Please be informed that on November 7, 2008, after closing time, TGS’ Technical Operator –Petrobras Energía S.A- notified its approval to the renewal of the Technical Assistance Agreement (TAA)- which would have expired on 12/28/08- for a three-year term, wihout an automatic renewal provision.

In compliance with section 731 of Law 17,811 of the Argentine Securities and Exchange Commission, on October 31, TGS’ Board of Directors requested the Audit Committee to evaluate said transaction. The Audit Committee members issued a report concluding that the transaction can be reasonably considered in arm’s length terms and under ordinary and regular market conditions. In order to draw up said report, the Audit Committee requested the opinion of two (2) external specialists.

Therefore, the Board of Directors -on its meeting held on November 5, 2008- approved to continue with the technical assistance under the terms of the TAA, subject to approval by the Technical Operator of the amendments proposed by TGS, which were later approved, as mentioned in the first paragraph of this letter.

Finally, it should be pointed out that the Audit Committee’s opinion, as well as the reports issued by the external specialists on which said opinion was based, are available for consultation by accredited shareholders if so desired, at TGS’ principal office, located at Don Bosco 3672 of the Autonomous City of Buenos Aires (Ms. Valeria Kappel, extension #1211).

Sincerely,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes

1  incorporated by section 43 of Annex to Decree 677/2001